[Capital Senior Living Letterhead]

December 3, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation

Form 10-K for the year ended December 31, 2012

Filed March 8, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 5, 2013

Form 8-K dated November 4, 2013

Filed November 4, 2013

File No. 1-13445

Dear Mr. Spirgel:

This letter sets forth the responses of Capital Senior Living Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 20, 2013 with respect to the above-referenced filings (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis, page 28

1.	In future filings, please disclose occupancy rates and rental rates and include a discussion of trends related to these measures in MD&A. In this regard, we note that occupancy rates and rental rates have a direct impact on your revenues and are key elements of your growth strategy. Additionally, we note that you discuss occupancy rates and average monthly rent in detail in your recent earnings releases.

RESPONSE: The Company notes the Staff’s comment and in future filings intends to disclose occupancy rates and rental rates and include a discussion of trends related to these measures in MD&A.

Mr. Larry Spirgel

Securities and Exchange Commission

December 3, 2013

Form 10-Q for the fiscal quarter ended September 30, 2013

Management’s Discussion and Analysis, page 16

2.	We note on page 23 that you recorded a $7.5 million valuation allowance for deferred tax assets due to a periodic evaluation of the future realization of deferred tax assets. Please expand the discussion in future filings to explain the reason for the amount of the valuation allowance recorded in greater detail.

RESPONSE: The Company notes the Staff’s comment and in future filings intends to expand its discussion of the deferred tax assets to explain the reason for the amount of the valuation allowance recorded in greater detail. The expanded discussion will include management’s evaluation of taxable income in carryback years, future reversals of taxable temporary differences, feasible tax planning strategies, and future expectations of income.

Form 8-K dated November 4, 2013

3.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted Cash From Facility Operations (CFFO), Adjusted EBITDAR, and EBITDAR margin in the introduction of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

RESPONSE: The Company notes the Staff’s comment and we acknowledge that non-GAAP financial measures may have material limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In future earnings releases, the Company intends to more clearly label and highlight its usage of non-GAAP financial measures in order to avoid the appearance of giving any undue prominence to such measures. We will also include clearer language in future earnings releases noting that non-GAAP financial information should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP.

4.	We note that you reported Adjusted CFFO per share, which is a non-GAAP liquidity measure per share. We believe it is not appropriate to present a non-GAAP liquidity measure per share in your filings with us, including your Form 8-K earnings releases. Please revise in future filings to delete the Adjusted CFFO per share presentation. We refer you to the guidance in Question 102.05 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures dated July 8, 2011.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we reviewed Regulation G, Item 10(e) of Regulation S-K and the Staff’s Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures and the related Staff guidance.

The Staff’s response to Question 102.05 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures provides that certain non-GAAP per share performance measures may be meaningful from an operating standpoint and thus, may be included in documents filed with or furnished to the Commission. The non-GAAP measures included within the Company’s earnings releases, specifically

Mr. Larry Spirgel

Securities and Exchange Commission

December 3, 2013

Adjusted CFFO per share, are among the metrics used in managing and evaluating the performance of the Company’s business. The Company’s management believes that the presentation of Adjusted CFFO per share is a non-GAAP performance measure which enhances the user’s overall understanding of the Company’s financial performance and operations between comparable periods because items are excluded that are insignificant to operations. Additionally, some of the Company’s investors have specifically requested that the Company provide this non-GAAP financial information. As Regulation FD prohibits the Company from disclosing material nonpublic information only to select persons, disclosing this non-GAAP performance measure in the Company’s earnings releases, helps ensure our compliance with Regulation FD. We also seek to report our performance measures and operating results consistently with our peer group. These peer group companies include, but are not limited to, Assisted Living Concepts, Inc., Brookdale Senior Living Inc., Emeritus Corporation, and Five Star Quality Care, Inc., as such companies operate in the senior living industry and we believe they have a similar business focus as ours and a similar revenue and/or asset base to ours. However, in response to the Staff’s concern and in order to avoid the appearance of Adjusted CFFO per share being reported by the Company as a liquidity measure, we will modify our presentation of Adjusted CFFO and corresponding Adjusted CFFO per share in future earnings releases to reconcile this non-GAAP performance measure to consolidated net income (loss), which is the most directly comparable GAAP performance measure reported by the Company.

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In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 770-5600 if you have any questions or further comments.

Sincerely,

/s/ RALPH A. BEATTIE

Ralph A. Beattie
Executive Vice President and Chief Financial Officer Capital Senior Living Corporation